Exhibit 99.2

SAPIENS INTERNATIONAL CORPORATION N.V.

PROXY FOR 2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOVEMBER 20, 2019

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY

The undersigned hereby constitutes and appoints Mr. Roni Giladi, Mr. Roni Al Dor, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Common Shares, par value 0.01 Euro per share, of Sapiens International Corporation N.V. (the “Company”) held of record in the name of the undersigned at the close of business on October 17, 2019 at the 2019 Annual General Meeting of Shareholders (the “Meeting”) of the Company to be held at the Company's executive offices located at Azrieli Center, 26 Harokmim Street, Holon, 5885800, Israel, on Wednesday, November 20, 2019 at 5:00 pm (local time), and at any adjournments or postponements thereof, on the matters listed on the reverse side of this proxy card, which are more fully described in the Notice of 2019 Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

THE SHARES REPRESENTED BY THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED “FOR” THE ADOPTION OF THE PROPOSED RESOLUTIONS. THE PROXIES ARE AUTHORIZED IN THEIR DISCRETION TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING, OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

The proxy statement describing the proposals listed on the reverse side and providing additional logistical information with respect to voting at the Meeting is available for viewing, printing and downloading at www.sapiens.com.

(Continued and to be signed on the reverse side)

2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

SAPIENS INTERNATIONAL CORPORATION N.V.

NOVEMBER 20, 2019

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

Please detach along perforated line before mailing.

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THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” EACH OF THE BELOW PROPOSALS.

PLEASE SIGN, DATE AND MAIL YOUR PROXY CARD IN THE ENVELOPE PROVIDED AS SOON AS

POSSIBLE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		PROPOSALS	FOR	AGAINST	ABSTAIN

To change the address on your account, please check the box below and indicate your new address in the space below. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐	1.	To re-elect the following persons as directors of the Company for a one-year term expiring at the Company’s annual general meeting of shareholders in 2020:

		(a) Guy Bernstein	☐	☐	☐
		(b) Roni Al Dor	☐	☐	☐
		(c) Eyal Ben-Chlouche	☐	☐	☐
		(d) Yacov Elinav	☐	☐	☐
		(e) Uzi Netanel	☐	☐	☐
		(f) Naamit Salomon	☐	☐	☐

	2.	Approval of the Company’s 2018 Consolidated Balance Sheets, Consolidated Statements of Operations (profit and loss account) and Cash Flows	☐	☐	☐

	3.	Approval of the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global Limited, as the independent auditors of the Company for 2019 and authorization of the Board of Directors and/or its Audit Committee to fix their compensation	☐	☐	☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person. \